MDS Inc. Appoints Trevor Hawkins, PhD,

as Chief Science and Technology Officer

Toronto, Canada - April 28, 2005 - MDS Inc. (TSX: MDS, NYSE: MDZ), a company providing enabling products and services to the global health and life sciences industries, announced today that Trevor Hawkins, PhD, will join the company in the newly created position of Chief Science and Technology Officer on May 2, 2005.

Dr. Hawkins comes to MDS with significant global experience in strategy setting, research and development and new business initiatives. In this role, he will lead the scientific vision for MDS as it continues developing its platform to provide products and services that enable its customers to create better treatment outcomes. Specifically, he will focus on identifying technologies, strategic initiatives and alliances that will leverage the company's existing technology base and provide new market opportunities. Dr. Hawkins will report to John Rogers, President and CEO, MDS Inc.

"Trevor will strengthen our senior management team and we are delighted that he has joined MDS," said John Rogers. "The creation of this position enhances our ability to fully capitalize on science and technology developments around the world, and is part of our action plan to reposition MDS for long-term success."

Dr. Hawkins most recently served as President of the Molecular Diagnostics business unit at GE Healthcare, where he oversaw GE Healthcare's move into molecular diagnostics as part of its personalized medicine initiatives. Previously, he held the position of Senior Vice-President of Development and New Business Initiatives at Amersham Biosciences. Dr. Hawkins also has significant expertise in the area of genomics and directed the U.S. Department of Energy's Human Genome Project at the Joint Genome Institute. He has published over 50 papers and holds several patents. Dr. Hawkins has a Bachelor of Science from the University of Sussex and a PhD in Biochemistry from the University of Sussex/MRC Laboratory of Molecular Biology, Cambridge.

About MDS

MDS Inc. has more than 9,000 highly skilled people in 25 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven health and life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For Further Information Contact:
Investor Relations: Sharon Mathers Vice President, Investor Relations 416-675-6777 x 2695 smathers@mdsintl.com	Media Relations: Mike Nethercott Vice-President, Corporate Marketing and Communications 416-675-6777 x 4656 mnethercott@mdsintl.com